Exhibit 15
The Board of Directors and Shareholders of Aviat Networks, Inc. (previously known as Harris Stratex Networks, Inc.)
We are aware of the incorporation by reference, in Registration Statement Form S-8 (No. 333-140442) dated February 5, 2007 covering the registration of 5,000,000 shares of Common Stock under the Registrant’s 2007 Stock Equity Plan; Registration Statement Form S-3 (No. 333-140193) filed January 16, 2009 covering the registration of 520,445 shares of Class A Common Stock; and Registration Statement Form S-8 (No. 333-163542) dated December 7, 2009 to register an additional 5,400,000 shares authorized under the Registrant’s 2007 Stock Equity Plan, as amended and restated, of our reports dated February 9, 2010 and November 10, 2009 relating to the unaudited condensed consolidated interim financial statements of Aviat Networks, Inc. that are included in its Forms 10-Q for the quarters ended January 1, 2010 and October 2, 2009.
/s/ Ernst & Young LLP
Raleigh, North Carolina
February 10, 2010